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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                         (Amendment No. __________ )*


                              NAYNA NETWORKS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 76 08 44-40-7
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            Anthony C. Vassallo Sr.
                                25 Elderwood Dr.
                              St. James, NY 11780
                                 (631) 610 2241
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                   01/01/2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746(3-06)

CUSIP No. 76 08 44-40-7                 13D                    Page 2 of 4 Pages


--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

      Anthony C. Vassallo Sr.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      Judgement (PF)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     34,437,213
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      33,120,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      Individual (IN)
--------------------------------------------------------------------------------

CUSIP No. 76 08 44-40-7                 13D                    Page 3 of 4 Pages


Item 1.  Security and Issuer.

Common Stock, Nayna Networks, Inc.

Item 2.  Identity and Background.

      (a)   Anthony C. Vassallo Sr.
      (b)   25 Elderwood Drive St. James, NY 11780
      (c)   N/A
      (d)   None
      (e)   None
      (f)   USA

Item 3.  Source and Amount of Funds or Other Consideration.

The source of funds were of personal in nature. They came from my children's Trust. The Vassallo trust. Three hundred thousand dollars was lent to Rescon Technology in 2003, and had never been paid back. An agreement was entered into with Rescon and Vassallo, via New York State Supreme Couort, by which no shares were to be issued without repayment of loan. Any mergers, acquisitions and stock were prohibited. The Transfer agent even had this document on record.

Item 4.  Purpose of Transaction.

The purpose of the transaction is to execute an agreement made by Rescon Technology and Anthony Vassallo. The agreement states that in the event of the loan default that I will maintain 72% controlling interest of the common stock.

Item 5.  Interest in Securities of the Issuer.

      (a)   72%


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Three hundred thousand dollars was lent to Rescon Technology in 2003, and had never been paid back. An agreement was entered into with Rescon and Vassallo, via New York State Supreme Couort, by which no shares were to be issued without repayment of loan. Any mergers, acquisitions and stock were prohibited. A judgement was entered in the Supreme Court of New York, Nassua county, for $348,000 and is currently being pursued in California.

Item 7.  Material to be Filed as Exhibits.

N/A

CUSIP No. 76 08 44-40-7                 13D                    Page 4 of 4 Pages


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       03/02/2007
                                        ----------------------------------------
                                                         (Date)


                                               /s/ Anthony C. Vassallo Sr.
                                        ----------------------------------------
                                                       (Signature)


                                                 Anthony C. Vassallo Sr.
                                                 Trustee, Vasallo Trust
                                        ----------------------------------------
                                                       (Name/Title)

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).